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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                            -------------------------

                      HIGH EQUITY PARTNERS L.P. - SERIES 88
                       (Name of Subject Company [Issuer])

                             OLYMPIA INVESTORS L.P.
                                OLYMPIA-GP, INC.
                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  CARL C. ICAHN
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -------------------------
                               Bonnie D. Podolsky
                             Gordon Altman Butowsky
                              Weitzen Shalov & Wein
                              114 West 47th Street
                            New York, New York 10036
                                 (212) 626-0800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction                                          Amount of
Valuation*: $18,636,750.00                  Filing Fee: $3,727.35
--------------------------------------------------------------------------------
         *For purposes of calculating the filing fee only. This amount assumes the purchase of 148,500 Units of the subject company for $125.50 per Unit in cash.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,474.90
Form or Registration No.: Schedule 14D-1
Filing Party: Olympia Investors L.P., Olympia-GP, Inc., American
Real Estate Holdings, L.P., American Property Investors, Inc.,
Carl C. Icahn
Dated Filed: March 12, 1998

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        AMENDMENT NO 1. TO SCHEDULE 14D-1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Securities and Exchange Commission on March 12, 1998 (the "Schedule") by Olympia Investors, L.P., Olympia-GP Inc., American Real Estate Holdings, L.P. ("AREH"), American Property Investors, Inc. and Carl C. Icahn. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated March 12, 1998 (the "Offer to Purchase") and the Assignment of Partnership Interest as amended through April 2, 1998(the "Amended Assignment").


Item 1. Security and Subject Company.

         The first sentence of Item 1(b) is hereby amended to read in its entirety as follows:

         (b) This Schedule relates to the increase in the Purchase Price and the extension of the Expiration Date of the Offer by Olympia Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 148,500 of the issued and outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $125.50 per Unit (the "Purchase Price"), net to the seller in cash, without interest, less the amount of any distributions declared or made with respect to the Units (other than distributions of Adjusted Cash from Operations, as defined in the Partnership's partnership agreement) between March 12, 1998 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the conditions set forth in: (i) the Offer to Purchase (ii) the amendment to the Offer to Purchase (the "Amendment") dated April 2, 1998 and (iii) the Amended Assignment, copies of which are attached hereto as Exhibits (a)(1), (a)(5) and (a)(6), respectively. Information concerning the number of Units outstanding is set forth in the "INTRODUCTION" to the Offer to Purchase and is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

     Item 4(a) is hereby amended to read in its entirety as follows:

         (a) The Purchaser expects that approximately $18,636,750.00 (exclusive of fees and expenses) will be required to purchase 148,500 Units, if tendered. The Purchaser will obtain all of such funds from capital contributions from AREH, which has an aggregate net worth substantially in excess of the amount required to purchase such Units. AREH will obtain the funds necessary to make such capital contributions from its working capital.

Item 10. Additional Information.


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     Item 10(f) is hereby amended to read in its entirety as follows:

     (f) Reference is hereby made to the Offer to Purchase, the Amendment and the Amended Assignment, copies of which are attached hereto as Exhibits (a)(1),
(a)(5) and (a)(6), respectively, and which are incorporated herein in their entirety by reference.

Item 11. Materials to Be Filed as Exhibits.

     The following documents are filed as exhibits to this Amended Schedule
14D-1:

       (a)(5)              Amendment to the Offer to Purchase, dated
                           April 2, 1998.

       (a)(6)              Assignment of Partnership Interest, as
                           amended through April 2, 1998.

       (a)(7)              Press Release, dated April 2, 1998.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 2, 1998


OLYMPIA INVESTORS, L.P.                              OLYMPIA GP-INC.

By: OLYMPIA GP-INC.,
     its general partner                             By: /s/ Martin L. Hirsch
                                                         --------------------
                                                     Name:  Martin L. Hirsch
                                                     Title: Vice President
By: /s/ Martin L. Hirsch
    --------------------
    Name:  Martin L. Hirsch
    Title: Vice President



AMERICAN REAL ESTATE HOLDINGS, L.P.

By: AMERICAN PROPERTY INVESTORS, INC.,
     its general partner


By: /s/ Martin L. Hirsch
    -----------------------
    Name:  Martin L. Hirsch
    Title: Vice President



AMERICAN PROPERTY INVESTORS, INC.


By: /s/ Martin L. Hirsch
    -----------------------
    Name:  Martin L. Hirsch
    Title: Vice President



   /s/ Carl C. Icahn
   ------------------------
     CARL C. ICAHN


  [Signature Page for High Equity Partners L.P. - Series 88, Schedule 14D-1 -
                               Amendment No. 1]
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                                  EXHIBIT INDEX


        (a)(5)             Amendment to the Offer to Purchase, dated
                           April 2, 1998.

        (a)(6)             Assignment of Partnership Interest, as
                           amended through April 2, 1998.

        (a)(7)             Press Release, dated April 2, 1998.